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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF APRIL 2004

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X             Form 40-F
                                 ---
                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes                 No  X
                                                   ---


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                     [LOGO]

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)

                             CONNECTED TRANSACTIONS

The directors of the Company wish to announce that on 1 April 2004, two of its non-wholly owned subsidiaries, MTLBVI and MTLSH, entered into various agreements with Swire and independent third parties who are not connected persons of the Company as defined under the Listing Rules for the Transactions whereby, among other things, (i) MTLBVI acquires, inter alia, a 7.5% equity interest in SCT1 from Swire in consideration of HK$203.18 million; (ii) MTLSH sells, inter alia, a 7.48% effective equity interest in SCT2 to Swire in consideration of HK$128.44 million; and (iii) as part of the sale of 15.27% of the issued share capital of ARH by MTLSH, Swire agrees to pay an additional sum of HK$1.01 million to MTLSH to discharge certain obligations of Swire under certain previous joint venture arrangement in respect of SCT2.

SCT1 owns and operates Phase 1 of the Shekou container terminals. SCT2 owns and operates Phase 2 of the Shekou container terminals.

As Swire is a substantial shareholder of MTL which is a non-wholly-owned subsidiary of the Company, the relevant transactions with Swire constitute connected transactions for the Company under the Listing Rules.

Given the size or value of the deals, the relevant transactions with Swire fall within the category under paragraph 14A.32(1) of the Listing Rules. Particulars of the relevant transactions with Swire will be disclosed in the annual report and accounts of the Company for the year ending 31 December 2004.


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PARTICULARS OF THE SCT1 AGREEMENT (AS REGARDS RELEVANT TRANSACTIONS WITH SWIRE)

Parties: MTLBVI, Swire and a wholly-owned subsidiary of The Peninsula & Oriental Steam Navigation Company ("P&O"), which is an independent third party and is not a connected person of the Company as defined under the Listing Rules).

Date:                      1 April 2004

Interest to be acquired
and Consideration:         MTLBVI acquires, inter alia, from Swire a 7.5% equity
                           interest in SCT1 in consideration of HK$203.18 million, payable fully in cash on completion, and this acquisition entitles MTLBVI, inter alia, to the benefit of all the dividends out of the profits of SCT1 for any financial year commencing on or after 1 January 2003 in respect of such 7.5% equity interest.

Completion is subject to,
inter alia, the following
conditions:                (i)   On obtaining consent and waiver of pre-emption
                                 rights from the shareholders of SCT1, the internal approval procedures within SCT1 and all necessary approvals from the relevant government authorities in the People's Republic of China in respect of the transfer of the equity interest in SCT1 under the SCT1
                                 Agreement;

                           (ii)  If the conditions in (i) above are not
                                 fulfilled on or before 31 March 2005, any party may terminate the SCT1 Agreement by notice in writing to the other parties.

PARTICULARS OF THE ARH AGREEMENT (AS REGARDS RELEVANT TRANSACTIONS WITH SWIRE)

Parties: MTLSH, Swire and another wholly-owned subsidiary of P&O.

Date:                      1 April 2004

Interest to be sold and
Consideration:             MTLSH sells, inter alia, to Swire 15.27% of the
                           issued share capital of ARH (representing a 7.48% effective equity interest in SCT2) in consideration of HK$128.44 million, payable fully in cash on completion, and this sale entitles Swire, inter alia, to the benefit of all the dividends out of the profits of ARH for any financial year commencing on or after 1 January 2003 in respect of such 15.27% of the issued share capital of ARH.


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Completion is subject to
the following
condition:                 (i)   Completion of the sale and purchase of the
                                 equity interest in SCT1 pursuant to the SCT1
                                 Agreement;

                           (ii) If the condition in (i) above is not fulfilled on or before 31 March 2005, any party may terminate the ARH Agreement by notice in writing to the other parties.

PARTICULARS OF THE MASTER AGREEMENT (AS REGARDS RELEVANT TRANSACTIONS WITH
SWIRE)

Parties: MTLSH, Swire, and the abovementioned two wholly-owned subsidiaries of P&O.

Date:                      1 April 2004

Transaction and
Consideration:             As part of the sale of, inter alia, 15.27% of the
                           issued share capital of ARH to Swire, it is agreed, inter alia, that Swire pays an additional sum, payable fully in cash on completion of the SCT1
                           Agreement and the ARH Agreement, of HK$1.01 million to MTLSH to discharge certain obligations of Swire under certain previous joint venture arrangement in respect of SCT2.

Pursuant to the Master Agreement, (i) completion of the sales and purchases under the SCT1 Agreement and ARH Agreement shall take place simultaneously and
(ii) the consideration and money to be paid in respect of the transactions under the SCT1 Agreement, the ARH Agreement and the Master Agreement can be set off with each other on completion of the sales and purchases under the SCT1 Agreement and the ARH Agreement.

INFORMATION ON SCT1, ARH AND SCT2

SCT1 owns and operates Phase 1 of the Shekou container terminals. ARH is an investment holding company which holds 49% equity interest in SCT2. SCT2 owns and operates Phase 2 of the Shekou container terminals.

REASONS FOR THE TRANSACTIONS

Simultaneous with the entry into of, and basically on the same terms and conditions (but on pro rata basis) as those for, the Connected Transactions, MTLBVI also purchases from a company wholly-owned by P&O a 2.5% equity interest in SCT1, and MTLSH also sells to another company wholly-owned by P&O 4.18% of the issued share capital of ARH (representing a 2.05% effective equity interest in SCT2).


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Immediately before the Transactions, MTL owned 39.45% equity interest in ARH
(representing a 19.33% effective interest in SCT2) but did not own any interest in SCT1. After the Transactions, MTL owns 10.0% and 9.8% effective interests in SCT1 and SCT2 respectively. The Transactions effectively realign MTL's and also some other shareholders' interests in both SCT1 and SCT2. With substantially common ownership for SCT1 and SCT2 in future, there will be more synergetic values and benefits to both SCT1 and SCT2 in their future operations. The directors of the Company believe that the realignment of MTL's shareholding interests in both SCT1 and SCT2 as a result of the Transactions will enhance and strengthen the position of MTL as one of the leading container operators in the region. This will enable MTL to take advantage of the strong business growth which is taking place in respect of the container terminal operations in Shenzhen and Shekou, which will benefit the Company and its shareholders as a whole.

GENERAL

The principal business activities of the Company and its subsidiaries are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment, and that of Swire is investment holding.

The book value of the 15.27% shareholding interest in ARH in the books of accounts of MTLSH is HK$48.80 million. The original cost to Swire and the book value in Swire's books of accounts of the 7.5% equity interest in SCT1 are HK$93.13 million and HK$203.18 million respectively.

The Connected Transactions were entered into on an arm's length basis after due negotiation, and are basically on the same terms (but on pro rata basis) as those for the simultaneous transactions entered into by MTLBVI and MTLSH with the respective subsidiaries of P&O as referred to above.

The directors of the Company, including the independent non-executive directors, are of the opinion that in so far as they relate to the Connected Transactions, the Master Agreement, the SCT1 Agreement, the ARH Agreement and the terms thereof are on normal commercial terms, are fair and reasonable, and the Connected Transactions are in the commercial interests of the Company.

REGULATORY ASPECTS

As Swire holds a 17.62% equity interest in, and is therefore regarded as a substantial shareholder (as defined in the Listing Rules) of, MTL, which is a 55.34%-owned subsidiary of the Company, Swire is regarded as a connected person of the Company under the Listing Rules. Consequently, the Connected Transactions constitute connected transactions for the Company.

Save for Swire being a substantial shareholder of MTL, Swire is an independent third party not connected with the Company, directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).



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Given that the consideration or value of the Connected Transactions represents more than 0.1% but less than 2.5% of the Company's market capitalization and of the audited consolidated total asset value of the Company as at 31 December 2003, and that the annual revenue attributable to the assets which are the subjects of the Connected Transactions represents more than 0.1% but less than 2.5% of the consolidated turnover of the Company for the year ended 31 December 2003, the Connected Transactions in so far as they relate to the Company fall within the category under paragraph 14A.32(1) of the Listing Rules. Particulars of the Connected Transactions will be disclosed in the annual report and accounts of the Company for the year ending 31 December 2004.

DEFINITIONS


"ARH" Achieve Ridge Holdings Limited, a company incorporated in the British Virgin Islands

"ARH Agreement"                 the share purchase agreement dated 1 April 2004
                                and entered into between MTLSH, Swire and an independent third party (which is not a connected person of the Company) in relation to the sale of 19.45% of the issued share capital of ARH by MTLSH Swire and such independent third party

"Company"                       The Wharf (Holdings) Limited, a company
                                incorporated in Hong Kong

"Connected Transactions"        (1) the acquisition of 7.5% equity interest in
                                SCT1 by MTLBVI from Swire; (2) the sale of 15.27% of the issued share capital of ARH by MTLSH to Swire; (3) as part of the sale mentioned in item (2) above, the payment by Swire of an additional sum of HK$1.01 million to MTLSH to discharge certain obligations of Swire under certain previous joint venture arrangement in respect of SCT2

"Master Agreement"              the master agreement dated 1 April 2004 and
                                entered into between MTLSH, Swire and other independent third parties (which are not connected persons of the Company) whereby the arrangements of all the Transactions and the relationships among them are recorded

"MTL" Modern Terminals Limited, a company incorporated in Hong Kong and a 55.34%-owned subsidiary of the Company

"MTLBVI"                        Modern Terminals SCT Phase I Holdings
                                Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of MTLSH

"MTLSH" MTL Shekou Holdings Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of MTL

"SCT1" Shekou Container Terminals Limited, a company incorporated in the People's Republic of China



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"SCT1 Agreement"                the equity transfer agreement dated
                                1 April 2004 and entered into between MTLBVI, Swire and an independent third party (which is not a connected person of the Company) in relation to the acquisition of a 10% equity interest in SCT1 by MTLBVI from Swire and such independent third party

"SCT2" Shekou Container Terminals (Phase 2) Limited, a company incorporated in the People's Republic of China

 "Swire" Swire Pacific Limited, a company incorporated in Hong Kong

"Transactions"                  the various transactions recorded in the Master
                                Agreement




By Order of the Directors
WILSON W.S. CHAN
Secretary

Hong Kong, 7 April 2004



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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE WHARF (HOLDINGS) LIMITED - WHARF




Date: April 8, 2004

                                                By:  /s/ Wilson Chan
                                                --------------------------------
                                                Name:   Wilson Chan
                                                Title:  Company Secretary